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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   [X]      Form 40-F      [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes   [ ]      No    [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       ------------

                  This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No.333-16444.

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                        MER Telemanagement Solutions Ltd.



6-K Items

1. Press Release dated February 4, 2004 re fourth quarter results.

                                                                          ITEM 1

Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Reports 9.8 Percent Revenue Gain for Fourth Quarter 2003, EPS $0.02; Cash on Hand $10.3 Million

Wednesday February 4, 8:31 am ET

RA'ANANA, Israel, Feb. 4 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today reported results for the fourth quarter and year-end 2003.


Fourth quarter revenues increased 9.8 percent to $2.511 million from $2.286 million in the third quarter 2003. Revenues for the fourth quarter 2002 were $2.516 million. For the full year ended December 31, 2003, MTS reported revenues of $9.23 million compared with revenues of $9.787 million for 2002.


Fourth quarter 2003 net income came to $80,000 compared with a net income of $119,000 for the same quarter in 2002. Net income for the full year was $87,000, or $0.02 per share compared with net income of $130,000 or $0.03 per share for 2002.


Eytan Bar, MTS president and chief executive officer, said of the results: "We are pleased to announce a profitable quarter and a profitable year in a difficult environment. The increase in revenues in the fourth quarter clearly shows the first signs of recovery in the telecom market.


"During the fourth quarter we defined the company's growth strategy and the business plan for 2004. We believe that the new strategy will open new opportunities for MTS in its traditional markets and in the service provider market. We are currently exploring several opportunities in Telecommunication Management and CC&B (Customer Care & Billing) Solutions, which reinforced the market demand to our existing and new offerings," Mr. Bar continued.


Fourth quarter 2003 gross profit came to $2.07 million, unchanged from the year ago quarter, while 13 percent ahead of gross profit for the third quarter 2003.


Gross profit for full year 2003 came in at $7.381 million compared with $7.891 million for 2002. Full year gross profit was approximately 80 percent of the total revenues, unchanged from 2002 gross profit.


Fourth quarter operating profit was reduced to $44,000, from an operating profit of $220,000 for the quarter in 2002. Operating loss for 2003 was $190,000 compared with an operating loss of $48,000 in 2002.


Operating expenses for 2003 were reduced to $7.571 million down 4.6 percent from $7.939 million for the year 2002.


The Company's stock buyback program during 2003 resulted in the purchase of 135,100 shares in open market transactions. At December 31, 2003, 4,624,471 shares were outstanding.


Mr. Yossi Brikman Corporate COO & CFO said of the results: "We continue to improve our cash flows from operating activities. MTS's net cash provided by operating activities came to $163,000 for 2003, and $185,000 for the fourth quarter.


"In addition, our 50 percent Spanish affiliate, Jusan S.A., contributed a profit of $41,000 for the fourth quarter, and $345,000 for the full year, compared to $30,000 and $236,000 for the same periods in 2002 respectively," Mr. Brikman added.


"Our cash and cash equivalents, including marketable securities, totaled $10.328 million at December 31, 2003, compared with $10.215 million at December 31, 2002," Mr. Brikman, concluded.


The Company will conduct a conference call today at 11:00 AM US ET. To participate please dial: US participants: 1-866-860-9642 and International/Israel participants: 011-972-3-918-0610, about 5 minutes prior to start.


MTS is a leader in the enterprise communications management market. MTS's Telecommunication solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of telemanagement solutions, which is being sold to over 55,000 customers around the globe. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts.


For more information please visit the MTS web site at http://www.mtsint.com
                                                      ---------------------


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands

                                                               December 31,
                                                            2002        2003
     ASSETS

    CURRENT ASSETS:
     Cash and cash equivalents                           $ 9,062     $ 8,684
     Marketable securities                                 1,153       1,644
     Trade receivables (net of allowance for doubtful
      accounts of $ 356 and $ 350 as of December 31,
      2002 and 2003, respectively)                         1,259       1,391
     Other accounts receivable and prepaid expenses          511         566
     Inventories                                             240         193

    Total current assets                                  12,225      12,478

    LONG-TERM INVESTMENTS:
     Investments in an affiliate                           1,335       1,859
     Long-term loans, net of current maturities               86          95
     Severance pay fund                                      545         564
     Other investments                                       368         368

    Total long-term investments                            2,334       2,886

    PROPERTY AND EQUIPMENT, NET                              602         482

    OTHER ASSETS:
     Goodwill                                              2,025       2,025
     Other intangible assets, net                            360         206
     Deferred income taxes                                   161         105

    Total other assets                                     2,546       2,336

    Total assets                                         $17,707     $18,182

     The accompanying note is an integral part of the consolidated financial statements.


     CONSOLIDATED BALANCE SHEETS
     U.S. dollars in thousands (except share data)

                                                               December 31,
                                                            2002        2003
     LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
     Current maturities of long-term loans               $     8     $     8
     Trade payables                                          350         393
     Accrued expenses and other liabilities                1,439       1,421
     Deferred revenues                                     1,184       1,219

    Total current liabilities                              2,981       3,041

    LONG-TERM LIABILITIES:
     Long-term loans, net of current maturities                8          --
     Accrued severance pay                                   705         677

    Total long-term liabilities                              713         677

    SHAREHOLDERS' EQUITY:
     Share capital -
      Ordinary shares of NIS 0.01 par value -
      Authorized: 12,000,000 shares as of December
      31, 2002 and 2003; Issued: 4,882,748 and
      4,631,471 shares as of December 31, 2002 and
      2003, respectively; Outstanding: 4,621,648 and
      4,624,471 shares as of December 31, 2002 and
      2003, respectively                                      15          14
      Additional paid-in capital                          12,846      12,603
      Treasury shares                                       (330)        (20)
      Accumulated other comprehensive income (loss)         (211)         87
      Retained earnings                                    1,693       1,780

    Total shareholders' equity                            14,013      14,464

    Total liabilities and shareholders' equity           $17,707     $18,182

     The accompanying note is an integral part of the consolidated financial statements.

     CONSOLIDATED STATEMENTS OF OPERATIONS
     U.S. dollars in thousands (except share and per share data)

                                                   Year ended December 31,
                                                 2001        2002       2003

    Revenues                                  $10,725      $9,787     $9,230

    Cost of revenues                            2,552       1,896      1,849

    Gross profit                                8,173       7,891      7,381

    Operating expenses:
     Research and development, net              3,562       2,127      1,825
     Selling and marketing                      4,911       3,954      3,916
     General and administrative                 1,943       1,858      1,830

    Total operating expenses                   10,416       7,939      7,571

    Operating loss                             (2,243)        (48)      (190)
    Financial income, net                         138         134        124
    Other income (expenses), net                 (654)       (140)         6

    Loss before taxes on income                (2,759)        (54)       (60)
    Taxes on income                                16          52        198

                                               (2,775)       (106)      (258)
    Equity in earnings of affiliates              221         236        345

    Net income (loss)                         $(2,554)       $130        $87

    Basic net earnings (loss) per share        $(0.53)      $0.03      $0.02

    Diluted net earnings (loss) per share      $(0.53)      $0.03      $0.02

    Weighted average number of shares used
     in computing basic net earning
     (loss) per share                       4,826,126   4,709,796  4,617,099

    Weighted average number of shares used
     in computing diluted net earnings
     (loss) per share                       4,826,126   4,709,796  4,628,249

     The accompanying note is an integral part of the consolidated financial statements.

     NOTE 1:-   MATERIAL EVENTS

               In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997 - 1999, in the amount of approximately NIS 6,000 thousand ($ 1,350 thousand).

               The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its tax counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and the company provided a provision, based on the current evidence and on the basis of the said opinion of its tax consultants, which in the opinion of company is an adequate provision.


[GRAPHIC OMITTED]

Source: MTS - Mer Telemanagement Solutions Ltd.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           MER TELEMANAGEMENT SOLUTIONS LTD.
                                                     (Registrant)



                                              By: /s/Yossi Brikman
                                                  -----------------------------
                                                  Yossi Brikman
                                                  Chief Financial Officer



Date: February 4, 2004